SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44047T 10 9

(CUSIP Number)

Kate Mitchell Scale Venture Management II, LLC 950 Tower Lane, Suite 700 Foster City, CA 94404 TELEPHONE: (650) 378-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109	13D	Page 2 of 18 Pages

1.	Name of Reporting Persons Scale Venture Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,266,631(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,266,631(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.57%(3)
14.	Type of Reporting Person (see instructions) PN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll, and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 62,166 shares of common stock that Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.
(3)	The percentage is based on an aggregate of 19,527,951 shares of Common Stock outstanding as of August 2, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

CUSIP No. 44047T109	13D	Page 3 of 18 Pages

1.	Name of Reporting Persons Scale Venture Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,266,631(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,266,631(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.57%(3)
14.	Type of Reporting Person (see instructions) OO

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 62,166 shares of common stock that Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.
(3)	The percentage is based on an aggregate of 19,527,951 shares of Common Stock outstanding as of August 2, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

CUSIP No. 44047T109	13D	Page 4 of 18 Pages

1.	Name of Reporting Persons Kate Mitchell
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,266,631(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,266,631(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.57%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 62,166 shares of common stock that Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.
(3)	The percentage is based on an aggregate of 19,527,951 shares of Common Stock outstanding as of August 2, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

CUSIP No. 44047T109	13D	Page 5 of 18 Pages

1.	Name of Reporting Persons Rory O’Driscoll
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,266,631(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,266,631(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.57%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 62,166 shares of common stock that Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.
(3)	The percentage is based on an aggregate of 19,527,951 shares of Common Stock outstanding as of August 2, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

CUSIP No. 44047T109	13D	Page 6 of 18 Pages

1.	Name of Reporting Persons Sharon Wienbar
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,266,631(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,266,631(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,266,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.57%(3)
14.	Type of Reporting Person (see instructions) IN

(1)	This schedule is filed by Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”), Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons”). Scale is the General Partner of Scale LP and the Listed Persons are the managing members of Scale. Scale LP, Scale and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 62,166 shares of common stock that Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.
(3)	The percentage is based on an aggregate of 19,527,951 shares of Common Stock outstanding as of August 2, 2011 as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

Item 1.	Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Horizon Pharma, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 1033 Skokie Boulevard, Suite 355, Northbrook, Illinois, 60062.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are Scale Venture Partners II, LP (“Scale LP”), Scale Venture Management II, LLC (“Scale”) and Kate Mitchell, Rory O’Driscoll and Sharon Wienbar (collectively, the “Listed Persons” and together with Scale LP and Scale, the “Filing Persons”).

(b) The address of the principal place of business for Scale LP, Scale and the Listed Persons is 950 Tower Lane, Suite 700, Foster City, CA 94404.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 28, 2011, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-168504) in connection with its initial public offering of 5,500,000 shares of Common Stock was declared effective. The closing of the offering took place on August 2, 2011, and at such closing Scale LP purchased 315,946 shares of Common Stock at the initial public offering price of $9.00 per share. The source of funds for such purchase was the working capital of Scale LP and capital contributions made to Scale LP by its partners.

Item 4.	Purpose of Transaction.

Scale LP purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly(1)	Sole Voting Power(1)	Shared Voting Power(1)	Sole Dispositive Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class(2)
Scale LP	2,266,631	2,266,631	0	2,266,631	0	2,266,631	11.57%
Scale (3)	0	0	2,266,631	0	2,266,631	2,266,631	11.57%
Kate Mitchell (4)	0	0	2,266,631	0	2,266,631	2,266,631	11.57%
Rory O’Driscoll (4)	0	0	2,266,631	0	2,266,631	2,266,631	11.57%
Sharon Wienbar(4)	0	0	2,266,631	0	2,266,631	2,266,631	11.57%

(1)	Includes 62,166 shares of common stock Scale has the right to acquire within 60 days of August 2, 2011 pursuant to outstanding warrants to purchase shares of the Issuer’s common stock.

(2)	The percentage is calculated based upon 19,527,951 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 29, 2011.

(3)	Scale is the general partner of Scale LP.

(4)	The Reporting Person is a managing member of Scale. The shares are held by Scale LP. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(c) The information provided in Item 3 is hereby incorporated by reference. In addition, on August 2, 2011, Scale LP acquired 1,541,696 shares of Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer and 346,823 shares of Common Stock of the Issuer upon the automatic conversion of convertible promissory notes, in each case in connection with the closing of the Issuer’s initial public offering.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Filing Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

Scale LP and other stockholders of the Issuer have entered into an Investors’ Rights Agreement dated April 1, 2010 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Requested Registration

At any time after the earlier of (i) March 31, 2014 or (ii) six months after the effective date of a Qualified IPO (as defined in the Investor Rights’ Agreement), any holder or holders who hold in the aggregate at least 30% of the Registrable Securities (the “Initiating Holders”) has the right to request that the Issuer file a registration statement covering the offering and sale of Registrable Securities with an anticipated aggregate offering price of at least $10,000,000. Upon receiving such demand, the Issuer, within 20 days of receiving such request, must give written notice of such request to all holders of Registrable Securities and, subject to certain limitations, use reasonable efforts to cause to be registered all of the Registrable Securities that each such holder has requested to be registered within 20 days after the mailing of such notice by the Issuer.

The Issuer shall not be obligated to take any action to effect any such registration:

•	After the Issuer has initiated two such requested registrations;

•

During the period starting with the date ninety (90) days prior to the Issuer’s good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Issuer-initiated registration; provided that the Issuer is actively employing in good faith best efforts to cause such registration statement to become effective;

•	If the Initiating Holders propose to dispose of shares of Registrable Securities which may be immediately registered on Form S-3; or

•

If the Issuer shall furnish to the Initiating Holders a certificate stating that in the good faith judgment of the Issuer’s board of directors that it would be seriously detrimental to the Issuer and its stockholders for a registration statement to be filed, in which case the Issuer shall have the right to defer such filing for a period of not more than 90 days; provided that the Issuer may not utilize this right more than once in any 12-month period, and provided that the Issuer may not register any securities for its account or that of any other stockholder during such 90-day period, subject to certain exceptions.

Company Registration

All parties to the Investor Rights Agreement may request to have their Registrable Securities included in a registration made by the Issuer. Under these provisions, if the Issuer registers any securities for public sale, other than a registration relating solely to employee benefit plans, a registration on relating to a corporate reorganization or transaction pursuant to Rule 145 under the Securities Act or a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the number of Registrable Securities included in such registration statement may not be reduced below 30% of the securities included in such registration statement.

Form S-3

Holders of Registrable Securities shall have the right to request in writing registrations on Form S-3. The Issuer shall give notice to all holders of Registrable Securities of the receipt of a request for registration and shall provide a reasonable opportunity for other holders to participate in the registration. The Issuer will use commercially reasonable efforts to effect as soon as practicable the registration of all shares of Registrable Securities on Form S-3 to the extent requested by the holder or holders thereof for purposes of disposition; provided, however, that the Issuer shall not be obligated to effect any such registration:

•	If Form S-3 is not available for such offering;

•	During the period ending one hundred eighty (180) days following the effective date of a registration statement of the Issuer;

•

In any particular jurisdiction in which the Issuer would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Issuer is already subject to service in such jurisdiction;

•

If the Issuer shall furnish to the holders of Registrable Securities a certificate stating that, in the good faith judgment of the board of directors of the Issuer, it would be seriously detrimental to the Issuer and its stockholders for such a registration statement to be filed, in which case the Issuer shall have the right to defer such filing for a period of not more than 90 days; provided that the Issuer may not utilize this right more than once in any 12-month period;

•

If the holders, together with the holders of any other securities of the Issuer entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $1,000,000; or

•	If, in a given twelve-month period, the Issuer has effected two registrations on Form S-3 in such period.

Expenses of Registration

All registration expenses including fees and expenses of one special counsel to the holders of Registrable Securities, incurred in connection with registrations pursuant to a requested registration, an Issuer registration or an S-3 registration shall be borne by the Issuer; provided, however, that the Issuer shall not be required to pay for any expenses of any registration proceeding begun pursuant to a requested registration or an S-3 registration if the registration request is subsequently withdrawn at the request of the holders of at least 60% of the Registrable Securities to be registered, unless (a) the withdrawal is based upon material adverse information concerning the Issuer of which the Initiating Holders were not aware at the time of such request or (b) the holders of at lease 60% of the Registrable Securities agree to forfeit their right to one demand registration or one right to a S-3 registration. If the holders are required to pay the registration expenses, such expenses shall be borne by the holders of securities requesting such registration in proportion to the number of shares for which registration was requested.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a request registration or inclusion in any registration rights terminates, upon the earlier of:

•

with respect to any Holder, at such time after the Qualified IPO as the Issuer’s Common Stock trades on a national securities exchange and Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares during a three-month period without registration and such Holder owns less than 1% of the Issuer’s outstanding capital stock; or

•	The fifth anniversary of the closing of a Qualified IPO.

Lock-up Agreement

Scale LP, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period ending on January 24, 2012 except with the prior written consent of Stifel, Nicolaus & Company, Incorporated.

The 180-day restricted period under the agreements with the underwriters described above will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (2) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results or becomes aware that material news or a material event relating to the Issuer will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing descriptions of the terms of the Investor Rights Agreement and the Lock- up Agreement are intended as summaries only and are qualified in their entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of Scale LP’s, Scale’s and the Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A and Exhibit B thereto, dated as of April 1, 2010 (incorporated by reference to Exhibit 4.10 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-168504), filed with the SEC on October 8, 2010).

B.	Form of Lock-up Agreement

C.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2011

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC,
its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell Title: Managing Member		Name: Kate Mitchell Title: Managing Member

By:	/s/ Kate Mitchell	By:	/s/ Sharon Wienbar
	Name: Kate Mitchell		Name: Sharon Wienbar

By:	/s/ Rory O’Driscoll
Name: Rory O’Driscoll

EXHIBITS

A.	Investors’ Rights Agreement by and among the Issuer and each of the persons and entities listed on Exhibit A and Exhibit B thereto, dated as of April 1, 2010 (incorporated by reference to Exhibit 4.10 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-168504), filed with the SEC on October 8, 2010).

B.	Form of Lock-up Agreement

C.	Agreement regarding joint filing of Schedule 13D.

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

May 28, 2011

Stifel, Nicolaus & Company, Incorporated

Cowen and Company, LLC

JMP Securities LLC

As Representatives of the several Underwriters

c/o Stifel, Nicolaus & Company, Incorporated

RE: Horizon Pharma, Inc. (the “Company”)

Ladies & Gentlemen:

The undersigned is an owner of record or beneficially of certain shares of common stock, par value $0.0001 per share, of the Company (“Shares”) or securities convertible into or exchangeable or exercisable for Shares. The Company proposes to carry out a public offering of Shares (the “Offering”) for which you will act as the representatives of the several underwriters (the “Underwriters”). The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company by, among other things, raising additional capital for its operations. The undersigned acknowledges that you and the other Underwriters are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Offering and in entering into underwriting arrangements with the Company with respect to the Offering.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of Stifel, Nicolaus & Company, Incorporated (“Stifel”) (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 180 days after the date of the Prospectus (as defined in the Underwriting Agreement relating to the Offering to which the Company is a party) (the “Lock-up Period”); provided, that if (i) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Stifel waives, in writing, such extension. The foregoing restrictions shall not apply to (1) in the case of a natural person, the transfer of any or all of the Shares owned by the undersigned, either during his or her lifetime or on death, by gift, will or intestate succession to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family, and (2) in the case of a non-natural person, distributions of any or all of the Shares held by the undersigned to general or limited partners or stockholders or members of the undersigned; provided, however, that in the case of any transfer or distribution pursuant to clauses (1) or (2) above, it shall be a condition to such transfer or distribution that the donee, beneficiary, distributee or transferee executes and delivers to Stifel an agreement stating that he, she or it is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer or distribution of such Shares, except in accordance with this letter agreement; provided, further, that in the case of any distribution pursuant to clause (2) above, it shall be a condition to such distribution that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such distribution (other than a filing made after the expiration of the Lock-up Period (as such may have been extended pursuant to the terms of this letter agreement)). For the purposes of this paragraph, “immediate family” shall mean the spouse, domestic partner, lineal descendant (including adopted children), father, mother, brother or sister of the transferor. In addition, notwithstanding the lock-up restrictions described herein, the undersigned may at any time after the date hereof (A) exercise any options or warrants to purchase Shares (including by cashless exercise to the extent permitted by the instruments representing such options or warrants); provided, however, that in any such case the Shares issued upon exercise shall remain subject to the provisions of this letter agreement, or (B) enter into a trading plan (a “New Plan”) meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the sale of Shares, if then permitted by the Company and applicable law; provided that the Shares subject to such New Plan may not be sold during the Lock-Up Period. The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to this letter agreement will be delivered by Stifel to the Company and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this letter agreement during the period from the date of this letter agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

If the undersigned is an officer or director of the Company, (1) Stifel, on behalf of the Underwriters, agrees that at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Shares, Stifel will notify the Company of the impending release or waiver, and (2) the Company has agreed in the Underwriting Agreement to announce or cause to be announced such release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Stifel hereunder to any such officer or director shall be effective no earlier than two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer of Shares or securities convertible into or exchangeable or exercisable for Shares that is not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this letter agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of 1933, as amended, of any Shares owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

It is understood that, if (i) the Company notifies Stifel in writing that it does not intend to proceed with the Offering, (ii) if the Underwriting Agreement is not executed by November 30, 2011; provided, however, that the Company may, by written notice to you prior to November 15, 2011, extend such date for a period of up to an additional three months, or (iii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated for any reason prior to payment for and delivery of the Shares to be sold thereunder, this letter agreement shall immediately be terminated and the undersigned shall automatically be released from all of his, her or its obligations under this letter agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement. This letter agreement is irrevocable and all authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

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EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Horizon Pharma, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of August, 2011.

SCALE VENTURE PARTNERS II, LP		SCALE VENTURE MANAGEMENT II, LLC

By:	Scale Venture Management II, LLC,
its General Partner

By:	/s/ Kate Mitchell	By:	/s/ Kate Mitchell
	Name: Kate Mitchell Title: Managing Member		Name: Kate Mitchell Title: Managing Member

By:	/s/ Kate Mitchell	By:	/s/ Sharon Wienbar
	Name: Kate Mitchell		Name: Sharon Wienbar

By:	/s/ Rory O’Driscoll
Name: Rory O’Driscoll